Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Nomad Royalty Company Ltd. (“Nomad”)
1275 Av. Canadiens-de-Montréal
Suite 500
Montréal, Quebec
H3B 0G4

Item 2	Date of Material Change

August 15, 2022

Item 3	News Release

Nomad issued a press release with respect to the material changes described below on August 15, 2022 via Cision Newswire. A copy of the press release is also available under Nomad’s profile on SEDAR at www.sedar.com.

Item 4	Summary of Material Change

On August 15, 2022, Nomad announced that the acquisition of Nomad by Sandstorm Gold Ltd. (“Sandstorm”) by way of a court approved plan of arrangement in accordance with the Canada Business Corporations Act (the “Arrangement”) was completed on August 15, 2022. Under the terms of the Arrangement, Sandstorm acquired all of the outstanding shares of Nomad for a consideration of 1.21 common shares of Sandstorm per Nomad Share (the “Consideration”).

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On August 15, 2022, Nomad announced that the acquisition of Nomad by Sandstorm by way of a court approved plan of arrangement in accordance with the Canada Business Corporations Act was completed on August 15, 2022. Under the terms of the Arrangement, Sandstorm acquired all of the outstanding shares of Nomad for a consideration of 1.21 common shares of Sandstorm per Nomad Share. The Consideration has been deposited with Computershare Investor Services Inc., as depositary under the Arrangement, in trust for the former shareholders of Nomad and will be provided to former shareholders as soon as reasonably practicable after the date hereof (or, in the case of registered shareholders, as soon as reasonably practicable after a properly completed and signed letter of transmittal is received by the depositary together with the share certificate(s) and/or Direct Registration System (DRS) Advice(s) representing Nomad shares formerly held by them).

As a result of the Arrangement, the shares of Nomad will be de-listed from the Toronto Stock Exchange, the New York Stock Exchange and the Frankfurt Stock Exchange, and the listed warrants of Nomad will be de-listed from the Toronto Stock Exchange shortly after the date hereof. Nomad has applied to the Canadian securities regulators for Nomad to cease to be a reporting issuer in the applicable jurisdictions following completion of the Arrangement. Nomad will also file a Form 15 with the U.S. Securities and Exchange Commission (the “SEC”) to deregister the shares of Nomad under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and to terminate, its obligation to file reports with the SEC under the Exchange Act.

5.2	Disclosure for Restructuring Transactions

Not applicable.
Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

For further information contact Erfan Kazemi (604) 689-0234.

Item 9	Date of Report

August 16, 2022

Cautionary Note Regarding Forward Looking Information

This material change report contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbour provisions (collectively, “forward-looking statements”). The forward-looking statements contained in this material change report are expressly qualified by this cautionary statement and readers are cautioned not to put undue reliance on them.

All statements other than statements of historical fact included in this material change report, are forward-looking statements that involve various risks and uncertainties and are based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might”, “have potential” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements, including but not limited to statements with respect to the delisting of Nomad’s common shares and listed warrants and Nomad’s reporting issuer status following completion of the Arrangement. Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

Please consult the section titled “Risk Relating to the Arrangement and the Combined Company” in the Circular as well as section titled “Risk Factors” in Nomad’s annual information form dated March 30, 2022 for the fiscal year ended December 31, 2021, and section titled “Risks and Uncertainties” in Nomad’s management’s discussion and analysis of Nomad for the fiscal year ended December 31, 2021 and Nomad’s interim management discussion and analysis of Nomad for the three months ended March 31, 2022, each of which can be found under Nomad’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained in this material change report are made as of the date of this material change report. Nomad disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws. If Nomad updates any one or more forward-looking statements, no inference should be drawn that Nomad will make additional updates with respect to those forward-looking statements.